

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 53449



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPCM Securities Ltd.
dba - Petersen + Partners Capital Markets Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name — if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC MAIL PROCESSING
RECEIVED
SEP 15 2003
WASH, D.C.
155
SECTION

Statement of Financial Condition

Petersen & Partners Capital Markets Ltd.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 16 2003
DIVISION OF MARKET REGULATION

December 31, 2002
with Report of Independent Auditors


ERNST & YOUNG

Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftsprüfungsgesellschaft

Statement of Financial Condition

Petersen & Partners Capital Markets Ltd.

December 31, 2002
with Report of Independent Auditors

Insert Facing Page and Oath or Affirmation

Petersen & Partners Capital Markets Ltd.

Statement of Financial Condition

December 31, 2002

Contents

Report of Independent Auditors

Petersen & Partners Capital Markets Ltd.
(d.b.a. PPCM Securities, Ltd.)

We have audited the accompanying statement of financial condition of Petersen & Partners Capital Markets Ltd. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Petersen & Partners Capital Markets Ltd. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.


Ernst + Young

Frankfurt am Main, Germany
March 6, 2003

Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftsprüfungsgesellschaft

Petersen & Partners Capital Markets Ltd.

Statement of Financial Condition

December 31, 2002

Assets		
Cash	$	11,165
Prepaid memberships and other expenses		1,766
Computer software and website development costs, net		15,310
Total assets	$	28,241
Liabilities and stockholder's equity		
Accounts payable	$	83
Total liabilities		83
Stockholder's equity:		
Capital stock (5,000 shares authorized, 3,650 shares issued and outstanding, $10 par value)		36,500
Additional paid-in capital		-
Retained earnings (deficit)		(8,342)
Total stockholder's equity		28,158
Total liabilities and stockholder's equity	$	28,241

See notes to Statement of Financial Condition.

Computer software and website development costs are amortized when put in use over their estimated useful life, generally one to three years. No accumulated amortization was recorded for the year ended December 31, 2002, as the website is not yet operational, pending the registration of the Company's domain name.

Income Taxes

The Company is registered under the Companies Law of the Cayman Islands and has no corporate tax requirement. As such, no tax assets or liabilities have been recorded for the year ended December 31, 2002.

Foreign Currency

The functional currency of the Company is the US dollar. However, from time to time, the Company transacts business with individuals in a currency other than its functional currency. Such transactions are recorded in the financial statements at currency translation rates in effect on that date, or at the average rate for the period. Any gain or loss on translation of accounts receivable from or accounts payable to such individuals at the time of receipt or payment is recorded as a transaction gain or loss in the statement of net income (loss).

3. Net Capital Requirements

The Company is subject to the net capital requirements of the New York Stock Exchange, Inc. and the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Exchange and the Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements, as defined by Rule 15c3-1, are not met. The Company must maintain minimum net capital equal to the greater of $5,000 or 1/15th of the aggregate indebtedness of the Company, as defined by Rule 15c3-1. At December 31, 2002, the Company had net capital of approximately $11,082, which was $6,082 in excess of the amount required to be maintained at that date.

4. Related Party Transactions

The Company paid $2,736 during 2002 to Mr. Jan Petersen, the Company's sole stockholder, as reimbursement for expenses paid during 2001 on behalf of the Company. There were no amounts payable to Mr. Petersen, or any other related parties at December 31, 2002.